Exhibit 99.2
Subscription Agreement
     THIS SUBSCRIPTION AGREEMENT (this “Agreement”) is made as of November 9, 2010, by and between Solarfun Power Holdings Co., Ltd., an exempted company incorporated and validly existing with limited liability under the laws of Cayman Islands (the “Company”), and Hanwha Solar Holdings Co., Ltd., an exempted company incorporated and validly existing with limited liability under the laws of Cayman Islands (the “Investor”).
RECITALS
     WHEREAS, the Company has filed a registration statement on Form F-3, as amended, on June 27, 2008 and has filed or plans to file a preliminary prospectus supplement and a Rule 462(b) registration statement on or about the date hereof with the United States Securities and Exchange Commission (the “SEC”) in connection with the offering by the Company of American Depositary Shares (the “Offered ADSs”), each representing five (5) ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”) (the “Offering”);
     WHEREAS, the Company entered into a shareholder agreement with the Investor on September 16, 2010 (the “Shareholder Agreement”), pursuant to Section 3.1 of which the Investor has the right to purchase in connection with the Offering a certain number of Ordinary Shares from the Company;
     WHEREAS, pursuant to Section 3.1 of the Shareholder Agreement and contingent upon the closing of the Offering, the Investor wishes to acquire Ordinary Shares from the Company in a transaction exempt from registration pursuant to Regulation S of the U.S. Securities Act of 1933, as amended (“Regulation S” and the “Securities Act”, respectively).
     NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the parties hereto agree as follows:
1. Investment.
     Pursuant to Regulation S and contingent upon the closing of the Offering and the closing of any exercise of the over-allotment option relating thereto (each, a “Closing”) of the Offering, the Company agrees to sell and the Investor agrees to buy a certain number of Ordinary Shares (the “Placed Shares”) from the Company that will result in the Investor maintaining after each such Closing the same level of beneficial ownership in the Company as it had immediately prior to the Offering, at a per Ordinary Share price (the “Purchase Price”) equal to 20% (reflecting the 5-to-1 ordinary share to ADS ratio) of the public offering price set forth on the cover of the prospectus supplement in connection with the Offering. For the purpose of calculating the number of the Placed Shares, the Additional Shares (as defined in the Share Issuance and Repurchase Agreement dated September 16, 2010, by and between the parties hereto) shall be deemed to have been issued to, and beneficially owned by, the Investor.

2. Conditions.
     The Investor’s and the Company’s obligations under Section 1 of this Agreement are conditional upon and shall not become effective until each Closing. For the avoidance of doubt, under no circumstances shall the Investor’s beneficial ownership in the Company be increased to a level that would constitute a “make-whole change of control” or “change in control,” as such terms are defined in the Indenture dated as of January 28, 2008 by and between the Company and The Bank of New York, as a result of the execution or performance of this Agreement.
3. Settlement.
     Subject to Section 2 of this Agreement, settlement of the Investor’s purchase of the Placed Shares pursuant to Section 1 of this Agreement will take place no later than the earlier of (i) seven (7) days after the date of each Closing, and (ii) immediately prior to the occurrence of any event or circumstance that results in a reduction in the beneficial ownership of the Investor in the Company to a level that negatively impacts any of the rights of the Investor under the Shareholder Agreement. On each such settlement date, the Investor shall pay to the Company via wire transfer of immediately available funds an amount equal to the Purchase Price multiplied by the number of Placed Shares purchased by the Investor in order to maintain after such Closing the same level of beneficial ownership in the Company as it had immediately prior to the Offering, and the Company shall deliver or cause to be delivered to the Investor a copy of the executed irrevocable instructions to Maples Finance Limited, the principal share registrar of the Company (the “Share Registrar”), instructing the Share Registrar to issue such Placed Shares to the Investor, and to deliver to the Investor at the address listed on the signature page to this Agreement, on an expedited basis, a certificate evidencing such Placed Shares, registered in the name of the Investor and an updated register of members of the Company.
4. Representations and Warranties.
     4.1 The Investor hereby represents and warrants to the Company that:
          (i) it has the right, corporate power and authority to enter into this Agreement, and that this Agreement, when executed and delivered, will constitute a valid and legally binding obligation of the Investor;
          (ii) it is not a U.S. Person (as defined in Rule 902 of Regulation S);
          (iii) it is acquiring the Placed Shares in an offshore transaction in reliance on Regulation S;
          (iv) it understands that the Placed Shares are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Placed Shares as principal for its own account and not with a view to or for distributing or reselling such Placed Shares or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Placed Shares in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons regarding the distribution or resale of such Placed Shares (this representation and warranty not limiting the Investor’s right to sell the Placed Shares pursuant to a Registration Statement or otherwise in compliance with applicable federal and state securities laws) in violation of the Securities Act or any applicable state securities law. The Investor does not presently have any agreement, plan or understanding, directly or indirectly, with any person to distribute or effect any distribution of any of the Placed Shares (or any securities which are derivatives thereof) to or through any person or entity; and
          (v) the Placed Shares purchased pursuant to this Agreement will be subject to the transfer restrictions set forth in Section 3.8 of the Shareholder Agreement and any additional lock-up agreements it entered into in connection with the Offering.
     4.2 The Company hereby represents and warrants to the Investor that:
          (i) The Company has been duly incorporated as a corporation with limited liability and is validly existing under the laws of Cayman Islands.
          (ii) The Company has the right, corporate power and authority and has taken all actions required, including obtaining of all necessary governmental or regulatory approvals and consents from third parties, in order to execute and deliver, and to exercise their respective rights and perform their respective obligations under this Agreement and the transactions contemplated hereunder.
          (iii) This Agreement has been duly authorized, executed and delivered by the Company and constitutes valid, legal and binding obligations of the Company enforceable in accordance with its terms.
          (iv) Neither the execution of this Agreement, nor the performance by the Company or its respective obligations under this Agreement (a) violates or will violate its memorandum and articles of association or other organizational documents, (b) violates or will violate any law, rule or regulation or any jurisdiction or stock exchange where its ADSs are listed, (c) conflicts with or results in a breach of any agreement of the Company or to which the Company or any of its respective assets are bound or will be bound, except where such violation, conflicts or breach will not have an adverse material effect on the Company, or (d) requires the consent or waiver of any third party.
          (v) No directed selling efforts (as defined in Rule 902 of Regulation S) have been made by the Company, any of its affiliates or any person acting on its behalf with respect to any Placed Shares that are not registered under the Securities Act; and none of such persons has taken any actions that would result in the sale of the Placed Shares to the Investor under this Agreement requiring registration under the Securities Act.
          (vi) The Placed Shares have been duly authorized and, when issued and paid for in accordance with this Agreement, will be duly and validly issued, fully paid and nonassessable and free and clear of all liens, other than restrictions on transfer provided for in the Shareholder Agreement or any additional lock-up agreements the Investor entered into in connection with the Offering or imposed by applicable securities laws, and shall not be subject to preemptive or similar rights. Assuming the accuracy of the representations and warranties of the

Investor in this Agreement, the Placed Shares will be issued in compliance with all applicable federal, state and foreign securities laws.
5. Miscellaneous.
     5.1 (i) Unless otherwise notified by the relevant parties, all notices delivered hereunder shall be in writing and may be delivered by hand or given by facsimile to the related addresses listed beneath each party’s signature hereto.
           (ii) Any notice delivered by hand shall be deemed to have been received when physically received by the person referred to in this Section 5.1 (including receipt by facsimile).
     5.2 This Agreement and the documents referred to herein constitute the entire agreement among the parties and no party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein or therein.
     5.3 The representations, warranties and covenants of the Company and the Investor contained in or pursuant to this Agreement shall survive the execution and delivery of this Agreement and the settlement of the sale and purchase of the Placed Shares.
     5.4 Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
     5.5 All questions concerning the construction, validity, enforcement and interpretation of this Agreement and the relationship of the Company and the Investor shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. All disputes arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such dispute, such dispute shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Consistent with the preceding sentence, the Company and the Investor hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any dispute arising out of or relating to this Agreement brought by either the Company or the Investor, and (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the dispute is brought in an inconvenient forum, that the venue of the dispute is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

     5.6 This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
     5.7 The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.
     5.8 If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were se excluded and shall be enforceable in accordance with its terms.
     5.9 The Investor hereby duly and irrevocably waives in their entirety (i) the notice provisions set forth under Section 3.1 of the Shareholder Agreement in connection with the Offering and (ii) any further rights to purchase additional Ordinary Shares or ADSs of the Company in connection with the Offering pursuant to Section 3.1 of the Shareholder Agreement.
     5.10 This Agreement may not be amended or varied without the prior written consent of the parties hereto.

IN WITNESS of the agreement set out above, each of the parties has duly executed this Agreement as the date first set forth above.
Solarfun Power Holdings Co., Ltd.
By: /s/ Ping Peter Xie
Name: Ping Peter Xie
Title: Chief Executive Officer
888 Linyang Road
Qidong, Jiangsu Province, 226200
People’s Republic of China
Hanwha Solar Holdings Co., Ltd.
By: /s/ Kyu-Dong Choi
Name: Kyu-Dong Choi
Title: Director
c/o: Hanwha Chemical Corporation
Hanwha Building, 1, Janggyo-dong, Jung-gu
Seoul 100-797, Korea
Attention: Rowook-Brenden Park, Esq.
Facsimile no.: +82(0)2 729 5072
E-mail address: brenden@hanwha.co.kr